Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Encana Corporation

Suite 4400, 500 Centre Street S.E.

P.O. Box 2850

Calgary, AB T2P 2S5

Certain statements in this material change report constitute forward-looking statements. Readers should refer to the cautionary notice regarding forward-looking statements that appears at the end of this report.

2.	Date of Material Change

November 5, 2013

3.	News Release

A news release disclosing the material change was issued through Marketwired on November 5, 2013.

4.	Summary of Material Change

Encana Corporation (“Encana” or the “Company”) announced key points of its new strategy.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

Encana announced key points of its new strategy, including:

•	focusing its capital investment on five oil and liquids-rich resource plays in North America: the Montney, Duvernay, DJ Basin, San Juan Basin and Tuscaloosa Marine Shale;

•	continuing to lower cost structures by leveraging its operational expertise and focusing operations to improve efficiency;

•	growing liquids production to build greater commodity diversity in its portfolio while retaining natural gas resource options;

•	aligning its organizational structure with its strategy, which is expected to result in a 20% workforce reduction, the consolidation of its office locations to Calgary, Alberta and Denver, Colorado, and the closing of its Plano, Texas office;

•	resetting its dividend to align this return of cash to shareholders with current cash flow generation. Encana’s Board of Directors has not adopted a dividend policy and any future dividends will be declared at the discretion of the Board of Directors; and

•	initiating the process of certain asset divestitures and an initial public offering of its Clearwater mineral fee title lands and associated royalty interests by mid-2014.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, contact Terrence J. Hopwood, Executive Vice-President & General Counsel by telephone at (403) 645-2000.

9.	Date of Report

November 12, 2013

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—Certain statements contained in this material change report are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this material change report include, but are not limited to, the Company’s plan to: focus capital investment in certain assets, including the identification of such assets; continue driving cost structures lower, including the success of leveraging its operational expertise and focusing operations to improve efficiency; maintain flexibility of commodity mix, including growing liquids production and retaining natural gas resource options; aligning the organizational structure to the company’s strategy, including expected reduction in its workforce; close certain offices; change the dividend to align with current cash flow generation and Encana’s Board of Directors discretion to adopt a dividend policy or declare a dividend, if any; divest certain assets; and conduct a public offering of certain mineral fee title lands and royalty interests, including the timing of such offering.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; risk that the company may not conclude divestitures of certain assets or other transactions; variability of dividends to be paid; the ability to generate sufficient cash flow from operations to meet current and future obligations; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Without limiting the generality of the foregoing, there can be no assurance that Encana will ultimately conduct a public offering of certain royalty interests or, if a new company is created, the final particulars thereof, including without limitation, the number, value or location of the mineral fee title lands and associated royalty interests that would be proposed to be transferred to a new company. Encana’s ability to create a new company is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions, stock exchange, regulatory and third party approvals and approval by Encana’s Board of Directors. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in Encana’s news release dated November 5, 2013 or its Annual Information Form dated February 21, 2013.

Furthermore, the forward looking statements contained in this material change report are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this material change report are expressly qualified by this cautionary statement.